UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

ACP Strategic Opportunities Fund II, LLC

Units of Beneficial Interest

Gary E. Shugrue
President
Ascendant Capital Partners, LP
1235 Westlakes Dr., Suite 130
Berwyn, PA  19312
(610) 993-9999

Calculation of Filing Fee

Transaction Valuation: $4,420,899 (a)Amount of Filing Fee: $ 173.74 (b)

(a)   Calculated solely for the purpose of determining the amount of the filing fee.  The estimated aggregate maximum purchase price for twenty-five percent of the Issuer’s outstanding units of beneficial interest is based on the total net asset value of the Issuer’s outstanding units of beneficial interest as of February 29, 2008.

(b)   Calculated at $39.30 per $1,000,000 of the Transaction Valuation.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A

Form or Registration No.:	Schedule TO

Filing Party:	ACP Strategic Opportunities Fund II, LLC

Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Issuer Tender Offer Statement on Schedule TO relates to an offer by ACP Strategic Opportunities Fund II, LLC, a Delaware limited liability company (the “Issuer”), to purchase up to twenty-five percent (25%) of its shares of beneficial interest (“Units”) as are properly tendered and not properly withdrawn no later than 12:00 midnight Eastern time on May 1, 2008, unless extended (the “Expiration Date”).  The Issuer is offering to purchase Units, without interest, net to the participating members (“Investors”) in cash, at their net asset value upon the terms and subject to the conditions contained in the Offer to Purchase dated April  1, 2008 and the Letter of Transmittal, which as amended or supplemented from time to time, constitute the Repurchase Offer.

This Issuer Tender Offer Statement on Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

ITEMS 1 through 9 and 11.  The information in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in answer to Items 1 through 9 and 11 of this Issuer Tender Offer Statement on Schedule TO.

ITEM 10.   FINANCIAL STATEMENTS.  Audited financial statements for the fiscal years ended December 31, 2006 and December 31, 2007 are included in the Issuer’s annual reports dated December 31, 2006 and December 31, 2007, which were filed on EDGAR on Form N-CSR on March 20, 2007 and March 10, 2008, respectively, and are incorporated herein by reference.  Unaudited financial statements for the period ended June 30, 2007 are included in the Issuer’s semi-annual report dated June 30, 2007, which was filed on EDGAR on Form N-CSR on August 27, 2007, and are incorporated herein by reference.

ITEM 12. EXHIBITS.

EXHIBIT NO.	DESCRIPTION

(a)(1)(i)	Form of Offer to Purchase

(a)(1)(ii)	Form of Letter of Transmittal

(a)(1)(iii)	Form of Letter from the Fund to Investors in Connection with Acceptance of Tender of Units Held by Investors

(a)(1)(iv)	Form of Promissory Note for Payment in Connection with Acceptance of Tender of Units Held by Investors

(a)(1)(v)	Form of Letter to Financial Intermediaries

(a)(1)(vi)	Form of Instructions from Clients of Financial Intermediaries

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.  Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 1, 2008	ACP Strategic Opportunities Fund II, LLC

	By:	/s/ Gary E. Shugrue

Name: Gary E. Shugrue
President & CIO

I.	SUMMARY TERM SHEET
II.	REPURCHASE OFFER TERMS
	1.	Company Information
	2.	Identity and Background of Filing Person
	3.	The Repurchase Offer
	4.	Expiration Date
	5.	Net Asset Value Determination Date
	6.	Net Asset Value
	7.	Payment for Repurchased Units
	8.	Increase in Amount of Units Repurchased; Pro Rata Repurchases
	9.	Withdrawal Rights
	10.	Extension, Suspension or Postponement of Repurchase Offer
	11.	Agreements Involving the Fund’s Securities
	12.	Certain Information about the Fund
	13.	Tax Consequences
	14.	Repurchase Fees
	15.	Proper Form of Repurchase Request Documents
	a.	Proper Presentation of Units for Redemption
	b.	Signature Guarantees and Method of Delivery
	c.	Determination of Validity
	16.	Recommendations
	17.	Source and Amount of Funds; Effect of the Repurchase Offer
	18.	Certain Legal Matters
	19.	Units of Directors and Officers; Transactions and Arrangements Concerning Units
	20.	Additional Information
	21.	Financial Statements

Exhibits

EXHIBIT NO.	DESCRIPTION

(a)(1)(i)	Form of Offer to Purchase

(a)(1)(ii)	Form of Letter of Transmittal

(a)(1)(iii)	Form of Letter from the Fund to Investors in Connection with Acceptance of Tender of Units Held by Investors

(a)(1)(iv)	Form of Promissory Note for Payment in Connection with Acceptance of Tender of Units Held by Investors

(a)(1)(v)	Form of Letter to Financial Intermediaries

(a)(1)(vi)	Form of Instructions from Clients of Financial Intermediaries

ACP Strategic Opportunities Fund II, LLC

SUMMARY TERM SHEET

ACP Strategic Opportunities Fund II, LLC
Offer to Purchase for Cash
Up to 25% of the ACP Strategic Opportunities Fund’s Issued and Outstanding Units of Beneficial Interest at Net Asset Value

Summary Term Sheet

ACP Strategic Opportunities Fund II, LLC (the “Fund”) is offering to repurchase up to twenty-five percent (25%) of the outstanding units of beneficial interest (“Units”) of ACP Strategic Opportunities Fund II, LLC (the “Fund”) pursuant to tenders by its members (“Investors”) of Units issued and outstanding as of May 1, 2008 (the  “Expiration Date”) . The repurchase price (“Repurchase Price”) is an amount equal to the net asset value of the Units as of the close of the regular trading session of the New York Stock Exchange on June 30, 2008 (the “Net Asset Value Determination Date”).  You will be receiving with this Summary Term Sheet, the Offer to Purchase dated April 1, 2008 and the Letter of Transmittal, which, as amended or supplemented from time to time, constitute the repurchase offer (the “Repurchase Offer”). We would like to take this opportunity to answer in this Summary Term Sheet some questions you may have regarding aspects of the Repurchase Offer and the forms you will need to submit if you decide to tender your Units in the Repurchase Offer.

This is only a summary overview of information relating to the Repurchase Offer.  Please read and carefully review the Offer to Purchase dated April 1, 2008 and related documents prior to making a decision regarding the Repurchase Offer.  You may also want to consult with your financial and tax advisors when considering the Repurchase Offer.

The Repurchase Offer expires at 12:00 midnight Eastern Time on the Expiration Date.  The Repurchase Offer is not conditioned on any minimum number of Units being tendered.

All tenders of Units for repurchase must be received in proper form by the Fund’s administrator, Pinnacle Fund Administration (the “Administrator”), by the Expiration Date.

What is the Repurchase Offer?

The Repurchase Offer is an opportunity to redeem your Units at net asset value in exchange for cash.

Is this Repurchase Offer the only way I can sell my Units?

No.  You will be able to sell your Units in future repurchase offers, as described in the Fund’s Confidential Private Placement Memorandum, Statement of Additional Information and the Limited Liability Company Operating Agreement dated as of January 28, 2002 (the “Operating Agreement”).

What action must I take if I decide not to submit my Units for repurchase in the Repurchase Offer?

None.

What is the purchase price for Units in the Repurchase Offer and how is it calculated?

The Repurchase Price is an amount equal to the net asset value of an Investor’s Units properly tendered and accepted by the Fund as of the Net Asset Value Determination Date.  An Investor may expect to receive the Repurchase Price for every Unit tendered and accepted, in cash.

The initial calculation of the Fund’s net asset value on the Net Asset Value Determination Date may be estimated, and as such may be subject to later adjustment based on information reasonably available at that time, as described in the Confidential Private Placement Memorandum, Statement of Additional Information and Operating Agreement.  The Fund will adjust the number of Units repurchased from any particular Investor in the event that a more accurate valuation becomes available prior to the end of the month in which the Units are repurchased by the Fund.

Investors can obtain the current net asset value per Unit during the period of the Repurchase Offer by calling (610) 993-9999 x1000, between the hours of 9:00 a.m. and 5:00 p.m. Eastern time, Monday-Friday (except holidays).

No one can accurately predict the net asset value of an Investor’s Units on a future date.  The net asset value on the Expiration Date may be higher or lower than the net asset value per share of beneficial interest on the Net Asset Value Determination Date.

Please see Sections 5 and 6 of the Repurchase Offer Terms for more information.

How do I submit Units for redemption if I want to participate in the Repurchase Offer?

You should review the Offer to Purchase before making your decision to submit Units for redemption. You should read the related Letter of Transmittal, complete it and submit any other documents required by the Letter of Transmittal.  These materials must be received by the Administrator, in proper form, by the Expiration Date.

Participating Investors should carefully ensure that all information required in order to participate in the Repurchase Offer has been provided and is accurate.  The Fund is under no obligation to notify Investors of any errors or incomplete information in their submission.  Tenders of Units will not be deemed to have been made until all defects or irregularities have been cured or waived.

Why is the Fund making the Repurchase Offer?

The Fund is making the Repurchase Offer to provide Investors with a source of liquidity for their Units, as Units of the Fund are not redeemable daily for cash nor are they traded on a stock exchange.  Investors can offer all or a portion of their Units for repurchase only during one of the Fund’s repurchase offers.

Please see Section 15 of the Repurchase Offer Terms for more information

What should I consider in making a decision to participate in the Repurchase Offer?

The following discussion does not incorporate all factors that could impact your decision and is general in nature. Please consult the Offer to Purchase for more information.

Before making a decision, you should weigh the advantages and disadvantages of participating in the Repurchase Offer.  You should also consider that the Fund intends to make future repurchase offers so there will most likely be additional opportunities besides this Repurchase Offer.

Whether or not you participate in the Repurchase Offer, there is a risk that the net asset value of your Units may fluctuate following the Repurchase Offer. The net asset value may increase or decrease in value between the Expiration Date and the Net Asset Value Determination Date.

The tender of Units by an Investor will not affect the record ownership of such Investor for purposes of voting or entitlement to any distributions payable by the Fund to the Investor unless and until such Units are repurchased.  You should also note that although the Repurchase Offer expires on May 1, 2008, you remain an Investor in the Fund with respect to your tendered Units that are accepted for purchase by the Fund through June 30, 2008, when the net asset value of your Units is calculated.

If I decide not to participate in the Repurchase Offer, how will that affect the Units that I own?

The purchase of Units pursuant to the Repurchase Offer will have the effect of increasing the proportionate interest in the Fund of Investors that do not tender Units. Investors that retain their Units may be subject to increased risks due to the reduction in the Fund’s aggregate assets resulting from payment for the Units tendered. These risks include the potential for greater volatility due to decreased diversification. If the Fund’s aggregate assets are reduced, Investors that do not tender Units will bear higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Units are made by new and existing Investors from time to time. In order to pay for Units and portions of Units purchased pursuant to this Repurchase Offer, the Fund may liquidate portfolio holdings earlier than Ascendant Capital Partners, LP (the “Investment Manager”) would otherwise have caused these holdings to be liquidated, potentially resulting in losses or increased investment-related expenses.

Will I have to pay anything to participate in the Repurchase Offer?

You will not pay fees or commissions to the Fund in order to participate in the Repurchase Offer.  However, if your Units are held through a Financial Intermediary, the Financial Intermediary may charge you a fee to participate in the Repurchase Offer and for sending it to the Fund’s Administrator.

Please see Section 3 of the Repurchase Offer Terms for more information.

May I withdraw my Units after I have submitted them for repurchase and, if so, by when?

Yes, you may withdraw your Units at any time prior to 12:00 midnight Eastern Time on May 1, 2008.  A notice of withdrawal of Units submitted in the Repurchase Offer must be timely received by the Administrator and the notice must specify the name of the Investor who submitted the Units in the Repurchase Offer, the number of Units being withdrawn and the name of the registered owner, if different from the person who submitted the Units in the Repurchase Offer. Withdrawn Units can again be submitted in the Repurchase Offer by following the procedures of the Repurchase Offer before the Expiration Date (including any extension period).

Following the Expiration Date but before the Net Asset Value Determination Date, the Investment Manager may, in its sole discretion, permit an Investor to rescind such Investor’s tender of Units.

Is there a limit on the number of Units I can submit in the Repurchase Offer?

No.  However, an Investor who tenders less than 90% of his or her Units for repurchase will be required to maintain a minimum capital account balance of $25,000, as of the Net Asset Value Determination Date.  If an Investor tenders an amount that would cause the Investor’s account balance to fall below $25,000, the Fund reserves the right to reduce the amount to be purchased from the Investor so that the required minimum balance is maintained.  Investors who tender 90% or more of their Units will be deemed to have liquidated their investment.

Please refer to Section 3 of the Repurchase Offer Terms for more information.

Is my participation in the Repurchase Offer a taxable transaction for U.S. federal income tax purposes?

Participation in the Repurchase Offer is treated as a distribution from a partnership to a partner for U.S. federal income tax purposes.  Investors should consult their tax advisor to discuss their individual circumstances.

Please refer to Section 13 of the Repurchase Offer Terms for more information.

May the Repurchase Offer be extended?

The Expiration Date is at 12:00 midnight Eastern Time on May 1, 2008, unless extended.  The Fund may extend the period of time the Repurchase Offer is open.  Investors will be notified of any such extension in writing at the Investor’s address of record, no later than five (5) business days after the previously scheduled Expiration Date.

Please refer to Section 10 of the Repurchae Offer Terms for more information.

Is there any reason Units submitted in the Repurchase Offer would not be accepted?

The Fund will repurchase tendered Units on a pro rata basis in the event that Investors tender more than 25% of the Fund’s Units or the Fund cannot efficiently liquidate underlying positions in order to repurchase Units for cash.

Please see Section 10 of the Repurchase Offer Terms for a discussion of additional circumstances in which the Fund is not required to accept Units submitted for repurchase.

How do I obtain additional information?

Questions and requests for assistance should be directed to Ascendant Capital Partners, LP at (610) 993-9999 x1000.  Requests for additional copies of the Offer to Purchase and the Letter of Transmittal should be directed to the Administrator.

The completed Letter of Transmittal should be sent to the Administrator at the following address:

Pinnacle Fund Administration, LLC
Attn: Brian Smith
8008 Corporate Center Drive
Suite 310
Charlotte, NC 28226
704-927-5402

ACP Strategic Opportunities Fund II, LLC

REPURCHASE OFFER TERMS

1.	Company Information.

A.           ACP Strategic Opportunities Fund II, LLC (the “Fund”) is located at 1235 Westlakes Drive, Suite 130, Berwyn, Pennsylvania 19312, telephone number (610) 993-9999.

B.           As of February 29, 2008, there were 1,232,470 total shares of beneficial interest  in the Fund (“Units”) outstanding and the net asset value of all such issued and outstanding Units in the Fund was $17,683,596. Investors can obtain the current net asset value of their Units during the period of the Repurchase Offer by calling (610) 993-9999 x1000, between the hours of 9:00 a.m. and 5:00 Eastern time, Monday-Friday (except holidays).

C.           Trading Market and Price.  There is no established trading market for the Units and any transfer is strictly limited by the terms of the Fund’s Limited Liability Company Operating Agreement dated as of January 28, 2002 (the “Operating Agreement”).  The high and low net asset value per Unit as provided by the Fund’s Administrator for each quarter during the past two years is as follows:

	High	Low
Fourth Quarter 2007	14.659	14.520
Third Quarter 2007	14.270	13.849
Second Quarter 2007	13.81	13.51
First Quarter 2007	13.35	13.22
Fourth Quarter 2006	13.0667	12.8211
Third Quarter 2006	12.6992	12.5718
Second Quarter 2006	12.7490	12.6412
First Quarter 2006	12.5503	12.3105

2.             Identity and Background of Filing Person.  The Fund is the filing person.  The Fund is located at 1235 Westlakes Drive, Suite 130, Berwyn, Pennsylvania 19312, and its telephone number is (610) 993-9999.  The investment manager of the Fund is Ascendant Capital Partners, LP (the “Investment Manager”). The Investment Manager is located at 1235 Westlakes Drive, Suite 130, Berwyn, Pennsylvania 19312, and its telephone number is (610) 993-9999. The members of the Fund’s board of directors (the “Board of Directors”) are Robert Andres, John Connors, Gary Shugrue and James Brinton. Their address is c/o ACP Strategic Opportunities Fund II, LLC, 1235 Westlakes Drive, Suite 130, Berwyn, Pennsylvania 19312.

3.             The Repurchase Offer. The Fund is offering to repurchase up to twenty-five percent (25%) of the Units of the Fund pursuant to tenders by its members (“Investors”)  as of May 1, 2008 (the “Expiration Date”).  The repurchase price (“Repurchase Price”) is an amount equal to the net asset value of the Units as of the close of the regular trading session of the New York Stock Exchange on June 30, 2008 (the “Net Asset Value Determination Date”).  An Investor may expect to receive the Repurchase Price for every Unit tendered and accepted, in cash, without interest, upon the terms and conditions set forth in the Offer to Purchase dated April 1, 2008 and the Letter of Transmittal, which as amended or supplemented from time to time, constitute the repurchase offer (the “Repurchase Offer”).

The Fund will not pay interest to participating Investors for Units redeemed, regardless of any delay in payment.  Participating Investors will not be obligated to pay any fees in connection with their request to redeem Units.  However, a participating Investor may be charged a fee for assistance in transmitting the required documentation by a broker, dealer, commercial bank, trust company, retirement plan trustee or other nominee (the “Financial Intermediary”) for participating Units held by the Financial Intermediary.

The purpose of the Repurchase Offer is to provide Investors a source of liquidity for their Units, as Units are not redeemable daily for cash nor are they traded on a stock exchange.  The offer is not conditioned upon the tender for repurchase of any minimum number of Units, but is subject to other conditions as outlined herein and in the Letter of Transmittal.

The Fund will mail materials for the Repurchase Offer on or about April 1, 2008 to all Investors.

Units tendered for repurchase in compliance with the terms hereof from any officer, director or affiliate of the subject company will be accepted by the Fund.  Any purchases from any officer, director or affiliate of the Fund will be on the same terms and conditions as any other purchases of Units.

4.             Expiration Date.  All tenders of Units for repurchase must be received in proper form (as set forth herein and in the Letter of Transmittal) by the Fund’s Administrator, Pinnacle Fund Administration (the “Administrator”), on or before 12:00 midnight Eastern Time on May 1, 2008. The Repurchase Offer may be extended in the discretion of the Board of Directors. Requests to tender Units submitted to the Administrator must be sent to the addresses specified in the Letter of Transmittal.

5.             Net Asset Value Determination Date.  The value of the Units tendered in this Repurchase Offer will likely change between the Expiration Date and the Net Asset Value Determination Date, when the value of the Units tendered to the Fund will be determined to calculate the repurchase price.  The repurchase price will be the net asset value of the Units as of the close of regular trading session of the NYSE on the Net Asset Value Determination Date (the “Repurchase Price”).

The initial publication of the Fund’s month-end net asset value calculation may be estimated, and as such may be subject to later adjustment based on information reasonably available at that time, as described in the Confidential Private Placement Memorandum, Statement of Additional Information and Operating Agreement.  The Fund will adjust the number of Units repurchased from any particular Investor in the event that a more accurate valuation becomes available prior to the end of the month in which the Units are repurchased by the Fund.

Following the Expiration Date but before the Net Asset Value Determination Date, the Investment Manager may, in its sole discretion, permit an Investor to rescind such Investor’s tender of Units.

Investors are encouraged to obtain current quotations of the Fund’s net asset value prior to making a decision regarding this offer.

6.             Net Asset Value.  Although Investors must determine whether to tender Units prior to the Expiration Date, the Repurchase Price will not be calculated until the Net Asset Value Determination Date. The net asset value of an Investor’s Units can fluctuate between the date the Letter of Transmittal is submitted, the Expiration Date and the Net Asset Value Determination Date.  The Fund’s net asset value on the Expiration Date and the Net Asset Value Determination Date could be higher or lower than on the date a Letter of Transmittal is submitted.

7.             Payment for Repurchased Units.  Generally, an Investor will receive an initial payment (“Initial Payment”) in an amount equal to at least 95% of the estimated value of the repurchased Units, determined as of the Net Asset Value Determination Date.  The Investment Manager, in its sole discretion, may determine to waive the 5% holdback and authorize an Initial Payment of 100% of the estimated value of the repurchased Units. An Investor that tenders 90% or more of the Investors Units, and such tender is accepted by the Fund, will be deemed to have liquidated his or her investment, and therefore, will receive an Initial Payment for the tendered Units determined as of the Net Asset Value Determination Date. The Initial Payment will be made as of the later of (a) thirty (30) days after the Net Asset Value Determination Date, or (b) if the Fund has requested withdrawals of its capital from any investment funds in order to fund the repurchase of Units, within ten (10) business days after the Fund has received at least 95% of the aggregate amount withdrawn by the Fund from such investment funds.

The second and final payment (the “Contingent Payment”) is expected to be in an amount equal to the excess, if any, of (a) the value of the repurchased Units, determined as of the Net Asset Value Determination Date and based upon the results of the annual audit of the Fund’s financial statements for the year in which the Net Asset Value Determination Date falls, over (b) the Initial Payment.  It is anticipated that the annual audit of the Fund’s financial statements will be completed within 60 days after the end of the fiscal year of the Fund and that the Contingent Payment will be made promptly after the completion of the audit.  Investors whose Units will be liquidated because they tendered 90% or more of their Units will receive a Contingent Payment.

The Fund expressly reserves the right, in its sole discretion, to delay acceptance for payment of, or payment for, Units, in compliance with any applicable law.

Promptly after the Expiration Date, Investors whose Units are accepted by the Fund for repurchase will be given non-interest bearing, non-transferable promissory notes by the Fund representing the Fund’s obligation to pay for repurchased Units.

Although the Fund will attempt to make payment for Units promptly, as described below, the Fund may be delayed in making payment as a result of circumstances beyond the Fund’s control.  The Fund will not pay interest on the repurchase proceeds, regardless of any delay in the Fund’s making payment for Units.

The Fund will have accepted for payment Units validly submitted for repurchase and not withdrawn, when the Fund gives oral or written notice to the Administrator of the Fund’s acceptance for payment of such Units pursuant to the Repurchase Offer.

The Fund will repurchase tendered Units with cash.

8.             Increase in Amount of Units Repurchased; Pro Rata Repurchases.  If Investors tender for repurchase more than 25% of outstanding Units during the offering period, the Fund may (but is not obligated to) increase the outstanding Units that the Fund is offering to purchase by up to two percent (2.00%) on the Expiration Date.  The Fund may increase the outstanding Units to be repurchased or the Fund may decide not to do so.  In either case, if the outstanding Units tendered for repurchase exceeds 25% of outstanding Units, the Fund will repurchase only a pro rata portion of the Units tendered by each Investor.  Additionally, the Fund will repurchase tendered Units on a pro rata basis in the event that the Fund cannot efficiently liquidate underlying positions in order to repurchase tendered Units for cash.

There can be no assurance that the Fund will be able to repurchase all the Units tendered, even if an Investor’s entire position in Units was tendered.  In the event of an oversubscribed Repurchase Offer, Investors may be unable to liquidate all of their Units at the Repurchase Price.  Investors may have to wait until a subsequent repurchase offer to tender the Units that the Fund was unable to repurchase, and Investors would be subject to the risk of net asset value fluctuations during that time.

In addition, an Investor who tenders for repurchase less than 90% of the Investor’s investment in Units will be required to maintain a minimum capital account balance of $25,000, as of the Net Asset Value Determination Date.  The Fund maintains the right to reduce the amount of Units tendered for repurchase so that the required minimum balance is maintained.  The Fund will promptly notify the Investor if his or her tender of Units would reduce the Investor’s balance to less than $25,000.  Investors who tender 90% or more of their Units will be deemed to have liquidated their investment.

The Fund may reject all or part of a tender if, among other reasons, the Fund’s Investment Manager determines that it would be in the best interests of the Fund to do so.

9.             Withdrawal Rights.  Units tendered pursuant to the Repurchase Offer may be withdrawn or the amount of Units tendered for repurchase may be modified at any time prior to the Expiration Date (including any date to which the Repurchase Offer is extended).

To be effective, a written notice of withdrawal must be timely received by the Administrator at its address specified in the Letter of Transmittal, before the Expiration Date.  Any notice of withdrawal must specify the name of the person who executed the particular Letter of Transmittal, the number of Units to be withdrawn and the names in which the Units to be withdrawn are registered.  Any signature on the notice of withdrawal must be guaranteed by an Eligible Institution.  (See Instruction 1 of the Letter of Transmittal.)

Units may be submitted for repurchase again after a withdrawal has been made, prior to the Expiration Date, if the necessary documents are submitted and procedures for the submission of Units for participation in the Repurchase Offer are followed as described herein and in the Letter of Transmittal.

Following the Expiration Date but before the Net Asset Value Determination Date, the Investment Manager may in its sole discretion permit an Investor to rescind such Investor’s tender of Units.

10.           Extension, Suspension or Postponement of Repurchase Offer.  The Board of Directors expressly reserves the right, in its sole discretion, to extend the period of time during which the Repurchase Offer is open by giving oral or written notice to the Administrator.  Investors will be notified of any such extension in writing at the Investor’s address of record, no later than five (5) business days after the previously scheduled Expiration Date.  If the Board of Directors makes a material change in the terms of the Repurchase Offer or the information concerning the Repurchase Offer, or if it waives a material condition in the terms of the Repurchase Offer, the Fund will extend the Repurchase Offer to the extent required by Rules 13e-4(d)(2) and Section 13(e)(4) under the Securities Exchange Act of 1934, as amended.  During any extension, all Units previously submitted for redemption and not withdrawn will remain subject to the Repurchase Offer; subject to the participating Investor’s right to withdraw such Investor’s Units.  The Board of Directors may cancel the Repurchase Offer or postpone the acceptance of Units if:

(a) the Fund would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Fund’s investment objective and policies in order to purchase Units tendered pursuant to the Repurchase Offer;

(b) there is, in the judgment of the Board of Directors, any
(i)	legal action or proceeding instituted or threatened challenging the Repurchase Offer or otherwise materially adversely affecting the Fund,
(ii)	declaration of a banking moratorium by federal or state authorities or any suspension of payment by banks in the United States that is material to the Fund,
(iii)	limitation imposed by federal or state authorities on the extension of credit by lending institutions,
(iv)	suspension of trading on any organized exchange or over-the-counter market where the Fund has a material investment,
(v)	commencement of war, armed hostilities, terrorist acts or other international or national calamity directly or indirectly involving the United States that is material to the Fund,
(vi)	material decrease in the net asset value of the Fund from the net asset value of the Fund as of commencement of the Repurchase Offer, or
(vii)	other event or condition that would have a material adverse effect on the Fund or its investors if Units tendered pursuant to the Repurchase Offer were purchased; or

 (c) the Board of Directors determines that it is not in the best interest of the Fund to purchase Units pursuant to the Repurchase Offer.

However, there can be no assurance that the Fund will exercise its right to extend, amend or cancel the Repurchase Offer or to postpone acceptance of tenders pursuant to the Repurchase Offer.

11.           Agreements involving the Fund’s Securities.  Every Investor, prior to investing in the Fund, must complete subscription documents which contain certain terms and conditions with respect to the investment in the Fund.  The subscription documents contain provisions related to items such as fees and liquidity restrictions.  Every Investor is required to comply with the terms and conditions of the subscription documents. There are no other agreements, arrangements, or understandings between the Fund and any other person with respect to the securities of the Fund.

12.           Certain Information about the Fund. The Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified, management investment company. It is organized as a Delaware limited liability company.  Units are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Fund’s Operating Agreement.

ACP Advantage Strategic Opportunities Fund and ACP Institutional Series Fund (together, the “Feeder Funds”) may participate in the Repurchase Offer.  The Investment Manager also manages each of the Feeder Funds, each of which is a series of ACP Funds Trust.

In May 2007, the Fund engaged Pinnacle to serve as the Fund Administrator. Subsequent to the termination of its relationship with the Fund’s original administrator, PFPC, Inc., the Fund entered into a Fund Accounting Services Agreement with Citigroup Fund Services, LLC.  This agreement was terminated effective February 3, 2007 and from February 3, 2007 to April 30, 2007 the Investment Manager (together with outside accounting assistance) assumed the work of aggregating underlying values, determining the Fund’s net asset value and performing other incidental administration services.  In addition, the Investment Manager temporarily assumed responsibility for Fund accounting until Pinnacle was engaged.  These changes were designed to reduce total fund expenses.

The Investment Manager, since inception, operated under an expense reimbursement agreement whereby it agreed to reimburse expenses to limit “other expenses” (i.e. fees other than management and distribution fees) to 15 basis points (.15%).  The Investment Manager did not renew its expense reimbursement agreement when it expired on May 1, 2007.

Except as described herein, none of the Fund, the Investment Manager or the Board has any plans or proposals that relate to or would result in: (a)  an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (b) a purchase, sale or transfer of a material amount of assets of the Fund (other than as the Board determines may be necessary or appropriate to fund any portion of the purchase price for Units acquired pursuant to this Repurchase Offer or in connection with ordinary portfolio transactions of the Fund); (c) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (d) any change in the  present Board of Directors, or the management of the Fund, including, but not limited to, any plans or proposals to change the number or the term of the members of the Board of Directors or to fill any existing vacancy on the Board of Directors or to change any material term of the employment contract of any executive officer; (e) any other material change in the Fund’s structure or business, including any plans or proposals to make any changes in its fundamental investment policies for which a vote would be required by Section 13 of the 1940 Act; (f) the Fund becoming eligible for termination of registration under Section 12(g)(4) of 1940 Act;  (g) the suspension of the Fund’s obligation to file reports under Section 15(d) of the 1940 Act;  (h) the acquisition by any person of additional Units (other than the Fund’s intention to accept subscriptions for Units from time to time) or the disposition of Units (other than through periodic repurchase offers including the Repurchase Offer); or (i) any changes in the Fund’s Certificate of Organization, Operating Agreement or other actions that may impede the acquisition of control of the Fund by any person.  The Fund is not currently listed on a national securities exchange or quoted in an automated quotations system operated by a national securities association.

Units that are tendered to the Fund in connection with the Repurchase Offer will be retired, although the Fund may issue Units from time to time in transactions not involving any public offering and exempt from registration under the Securities Act of 1933, as amended.

13.           Tax Consequences.  The following discussion is a general summary of the federal income tax consequences of the purchase of Units by the Fund from Investors pursuant to the Repurchase Offer.  Investors should consult their own tax advisors for a complete description of the tax consequences of a purchase of their Units by the Fund pursuant to the Repurchase Offer.

In general, an Investor from whom Units are purchased by the Fund will be treated as receiving a distribution from the Fund.  Such Investors generally will not recognize income or gain as a result of the purchase, except to the extent (if any) that the amount of money received by the Investor exceeds such Investor’s then adjusted tax basis in such Investor’s Units. An Investor’s basis in such Investor’s remaining Interest will be reduced (but not below zero) by the amount of money received by the Investor from the Fund in connection with the purchase.  An Investor’s basis in such Investor’s Units will be adjusted for income, gain or loss allocated (for tax purposes) to such Investor for periods through the Net Asset Value Determination Date.  Money distributed to an Investor in excess of the adjusted tax basis of such Investor’s Units is taxable as capital gain or ordinary income, depending on the circumstances.  An Investor whose entire investment is purchased by the Fund may recognize a loss, but only to the extent that the amount of money received from the Fund is less than the Investor’s then adjusted tax basis in the Investor’s repurchased Units. Pursuant to rules enacted by the American Jobs Creation Act of 2004, the tax basis of Fund assets might be decreased by the amount of taxable loss recognized by the Investors whose entire Units are purchased by the Fund.  Any such basis decrease, upon the disposition of such assets, could reduce the amount of taxable loss or increase the amount of taxable gain otherwise recognized by Investors who retain Units in the Fund.

14.           Repurchase Fees. No fee or commission is payable by you to the Fund in order to participate in the Repurchase Offer.  However, if your Units are held through a Financial Intermediary, the Financial Intermediary may charge you a fee to participate in the Repurchase Offer and sending it to the Administrator.

15.           Proper Form of Repurchase Request Documents.

A.          Proper Presentation of Units for Redemption

For an Investor to properly submit Units pursuant to the Repurchase Offer, a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees and any other documents required by the Letter of Transmittal, including any required United States tax information, must be transmitted to and received by the Administrator by the Expiration Date.  Letters of Transmittal should NOT be sent or delivered to the Fund.

The acceptance by the Fund of Units for repurchase will constitute a binding agreement between the participating Investor and the Fund subject to the conditions and terms of the Repurchase Offer.

B.          Signature Guarantees and Method of Delivery

All signatures must be guaranteed unless ALL of the following conditions apply:
•	The Letter of Transmittal is signed by all registered holder(s) of the Units, AND
•	There is no change of registration for the Units that the Investor will continue to hold, AND
•	The payment of the repurchase proceeds is to be sent to the registered owners of the Units at the address shown on the account statement.

In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution, as defined below.  (See Instruction 1 of the Letter of Transmittal.)

Signature(s) on the Letter of Transmittal by the registered holder(s) of Units submitted for redemption must correspond with the name(s) in which the Units are registered, without alteration, enlargement or any change whatsoever.

If any of the Units presented for redemption are owned of record by two or more joint owners, all such owners must sign the Letter of Transmittal.

If any of the Units presented for redemption are registered in different names, it will be necessary to complete, sign and submit as many separate Letters of Transmittal as there are different registrations.

If the Letter of Transmittal is signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, they should so indicate when signing, and proper evidence satisfactory to the Fund of their authority to act must be submitted.  “Satisfactory” evidence is in the sole discretion of the Fund.

C.          Determination of Validity

All questions as to the validity, form, eligibility (including, for example, the time of receipt) and acceptance of repurchase requests will be determined by the Fund, in its sole discretion, and that determination will be final and binding.  The Fund reserves the right to reject any and all tenders of repurchase requests for Units determined not to be in the proper form, or to refuse to accept for repurchase any Units if, in the opinion of counsel to the Fund, paying for such Units would be unlawful.  The Fund also reserves the absolute right to waive any of the conditions of this Repurchase Offer or any defect in any tender of Units, whether in general or with respect to any particular Units or Investor(s).  The Fund’s interpretations of the terms and conditions of this Repurchase Offer shall be final and binding.  Unless waived, any defects or irregularities in connection with repurchase requests must be cured within the time periods determined by the Fund.  Tenders of Units will not be deemed to have been made until all defects or irregularities have been cured or waived.

The Fund, Administrator or Investment Manager or any other person are not obligated to give notice of any defects or irregularities in repurchase requests tendered, and they will not incur any liability for failure to give any such notice.

The method of delivery of the Letter of Transmittal, and any other required documents, is at the election and risk of the participating Investor.  In all cases, sufficient time should be allowed to ensure timely delivery.

16.           Recommendations.  The Repurchase Offer has been recommended by the Investment Manager and unanimously approved by the Board of Directors.  However, neither the Fund nor the Board of Directors makes any recommendation to any Investor as to whether to participate in the Repurchase Offer.  Investors are urged to evaluate carefully all information in the Offer to Purchase and Letter of Transmittal, and to consult their own financial and tax advisors before deciding whether to present Units for redemption.  The Repurchase Offer is intended to provide Investors with a source of liquidity for their Units, as Units of the Fund are not redeemable daily for cash nor are they traded on a stock exchange.

Because each Investor’s investment decision is a personal one, based on individual financial circumstances, no person has been authorized to make any recommendation on behalf of the Fund as to whether Investors should tender Units pursuant to the Repurchase Offer. No person has been authorized to give any information or to make any representations in connection with the Repurchase Offer other than those contained herein or in the Letter of Transmittal. If given or made, such recommendation and such information and representations must not be relied on as having been authorized by the Fund.

There are no other persons, directly or indirectly, employed, retained or to be compensated to make solicitations or recommendations in connection with this Repurchase Offer.

This transaction has not been approved or disapproved by the Securities and Exchange Commission nor has the Securities and Exchange Commission or any state securities commission passed on the fairness or merits of such transaction or on the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

The Feeder Funds may participate in the Repurchase Offer.  The Investment Manager also manages each of the Feeder Funds.

17.           Source and Amount of Funds; Effect of the Repurchase Offer.  The actual cost of the Repurchase Offer cannot be determined at this time because the number of Units to be repurchased will depend on the number of Units submitted for redemption and the Repurchase Price will be determined on the Net Asset Value Determination Date.  The total cost to the Fund of repurchasing 25% of its issued and outstanding Units pursuant to the Repurchase Offer would be approximately $4,420,898 based on the net asset value of all Units in the Fund as of February 29, 2008.  However, the total number of Units issued and outstanding as of the Expiration Date may be higher than the number of Units issued and outstanding on February 29, 2008.  Repurchased Units will be retired, resulting in a reduction in the Fund’s aggregate net asset value.  However, the Fund may issue new Units upon additional subscriptions from current Investors or new subscriptions by new Investors.

The Fund has the resources necessary to make payment for Units submitted for repurchase in the Repurchase Offer since the Fund will liquidate Fund portfolio securities as necessary to meet redemption requests.  There are no material conditions to the financing of the transaction. The Fund does not currently intend to borrow, directly or indirectly, or make alternative financing arrangements for any part of the funds or other consideration to be used in the transaction; however, the Fund reserves the right to do so, in its sole discretion, as disclosed in the Fund’s Confidential Private Placement Memorandum, Statement of Additional Information and Operating Agreement.  The Fund will bear the costs and expenses of the Repurchase Offer.

The repurchase of Units pursuant to the Repurchase Offer will have the effect of increasing the proportionate interest in the Fund of non-participating Investors and reducing the net assets of the Fund.  The reduced net assets of the Fund as a result of the Repurchase Offer will result in a higher expense ratio for the Fund, subject to the Fund’s expense limitation, as described in the Confidential Private Placement Memorandum, Statement of Additional Information and Operating Agreement.  In addition, the net asset value of the Units may decline because of significant market pressure to dispose of securities, increased Fund transaction expenses and the realization of capital gains by the Fund accompanying the liquidation of portfolio securities for cash.

18.           Certain Legal Matters.

The Fund is not aware of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be material to an Investor’s decision whether to participate in the Purchase Offer.

The Fund’s obligations under the Repurchase Offer to accept payment and pay for Units are subject to certain conditions as described herein.

The Repurchase Offer is not being extended to (nor will redemption requests be accepted from or on behalf of) holders of Units in any jurisdiction in which the offering of the Repurchase Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction.  The Fund reserves the right to exclude Investors in any jurisdiction in which the Repurchase Offer cannot lawfully be made.  So long as the Fund makes a good faith effort to comply with any state law deemed applicable to the Repurchase Offer, the Fund believes that the exclusion of Investors residing in such jurisdiction is permitted under Rule 13e-4(f)(9) promulgated under the Exchange Act.

The Fund is not aware of any license or regulatory permit that appears to be material to its business that might be adversely affected by the Repurchase Offer or the payment of cash in exchange for the tender of Units.

19.           Units of Directors and Officers; Transactions and Arrangements Concerning Units.  As of February 29, 2008, the aggregate number and percentage of Units beneficially owned by members of the Board of Directors and the Fund’s officers and control persons are set forth in the table below.

Name and Position	Number of Units beneficially owned	Percentage of Units beneficially owned	Address
Interested Director
Gary E. Shugrue Director, President and Chief Investment Officer	2,252	0.08%	1235 Westlakes Drive Suite 130 Berwyn, PA 19312
Independent Directors
Robert Andres, Director	31,888	1.17%	1235 Westlakes Drive Suite 130 Berwyn, PA 19312
John Connors, Director	0	0%	1235 Westlakes Drive Suite 130 Berwyn, PA 19312
James Brinton, Director	0	0%	1235 Westlakes Drive Suite 130 Berwyn, PA 19312
Officer(s)
Stephanie Strid Davis, Director, Client Services	0	0%	1235 Westlakes Drive Suite 130 Berwyn, PA 19312
Beneficial Owners of more than 5% and control persons

The Robert E. Turner Irrevocable Trust	261,736	9.63%	1205 Westlakes Drive Suite 100 Berwyn, PA 19312
The Robert E. and Carolyn W. Turner Foundation,	131,947	4.85%	1205 Westlakes Drive Suite 100 Berwyn, PA 19312
Robert E. Turner and Carolyn W. Turner, (JTWROS),	475,284	17.48%	1205 Westlakes Drive Suite 100 Berwyn, PA 19312
Mark Turner and Christine M. Turner (JTWROS),	25,000	0.92%	1205 Westlakes Drive Suite 100 Berwyn, PA 19312
ACP Institutional Series Strategic Opportunities Fund	740,838	27.25%	1235 Westlakes Drive Suite 130 Berwyn, PA 19312
ACP Advantage Strategic Opportunities Fund	745,641	27.42	1235 Westlakes Drive Suite 130 Berwyn, PA 19312
All directors and executive officers of the Fund as a group	34,140	1.25%

During the sixty (60) days prior to the Repurchase Offer, neither the Fund nor, to the best of the Fund’s knowledge, any of the Fund’s Directors, officers, affiliates or associates effected any transaction in Units, other than the acceptance of subscriptions.

As of February 29, 2008 the following transactions in Fund Units have been effected by Directors:

Robert Andres - purchased $400,000 of Units on April 1, 2006 of the ACP Strategic Opportunities Fund II, LLC

Gary Shugrue - redeemed $100,000 of Units in March 2006 and $100,000 of Units in June 2007 of the ACP Strategic Opportunities Fund II, LLC

James Brinton – purchased Units worth $25,000 of the ACP Institutional Series Strategic Opportunities Fund on February 1, 2008 (part of the ACP Funds Trust)

Neither the Fund nor, to the best of the Fund’s knowledge, any of the Fund’s Directors or officers, affiliates or associates is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly to the Repurchase Offer with respect to any securities of the Fund.  This includes, but is not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.

The Feeder Funds may participate in the Repurchase Offer.  The Investment Manager also manages each of the Feeder Funds.

20. Additional Information. The Investment Manager agreed to reimburse certain expenses (other than the Management Fee) to the extent those other expenses exceed 0.15% per annum of average net assets through April 30, 2007.  As of December 31, 2007, the receivable from the Investment Manager for the Fund totaled $70,334.  For the year ended December 31, 2007, the Investment Manager has reimbursed the Fund $371,443 representing the entire balance of reimbursable expense accruals prior to December 31, 2006.  For the year ended January 1, 2007 through December 31, 2007, the Investment Manager has agreed to reimburse the Fund an additional $70,339 for expenses accrued during that year.  The Investment Manager has also entered into an agreement with the Fund’s Board to repay all outstanding expense reimbursement accruals in order that the balances will be zero by December 31, 2008.  The receivable occurred principally as a result of a one time accrual required to settle the final payments due to the Fund's former administrator.

There are no agreements required to be disclosed pursuant to Item 11 of Schedule TO.

21.  Financial Statements. Reference is made to the following financial statements: Audited financial statements for the fiscal years ended December 31, 2006 and December 31, 2007 are included in the Fund’s annual reports dated December 31, 2006 and December 31, 2007, which were filed on EDGAR on Form N-CSR on March 20, 2007 and March 10, 2008, respectively, and are incorporated herein by reference.  Unaudited financial statements for the period ended June 30, 2007 are included in the Fund’s semi-annual report dated June 30, 2007, which was filed on EDGAR on Form N-CSR on August 27, 2007, and are incorporated herein by reference.  Copies of the Fund’s financial statements may be obtained by calling Ascendant Capital Partners, LP at (610) 993-9999 or by a request by mail to 1235 Westlakes Drive, Suite 130, Berwyn, PA 19312.  These can also be found online at www.sec.gov.

Dated:  April 1, 2008

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

(a)(1)(i)	Form of Offer to Purchase

(a)(1)(ii)	Form of Letter of Transmittal

(a)(1)(iii)	Form of Letter from the Fund to Investors in Connection with Acceptance of Tender of Units Held by Investors

(a)(1)(iv)	Form of Promissory Note for Payment in Connection with Acceptance of Tender of Units Held by Investors

(a)(1)(v)	Form of Letter to Financial Intermediaries

(a)(1)(vi)	Form of Instructions from Clients of Financial Intermediaries